SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 16, 2004

Commission File No. 1-14734

GROUPE DANONE

(Name of Registrant)

17 boulevard Haussmann, 75009 Paris, France

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosure: Groupe Danone is furnishing under cover of Form 6-K a press release dated April 15, 2004 announcing the approval of a dividend and a two-for-one stock split at the Annual General Meeting of shareholders, and also announcing the appointment of Mr. Hirokatsu Hirano as Administrator, replacing Mr. Umberto Agnelli.

ANNUAL GENERAL MEETING, 15th APRIL 2004

Groupe Danone’s Annual General Meeting of shareholders, held on 15th April 2004, has approved the proposed dividend, relating to the 2003 fiscal year, of € 2.45 per share, excluding the € 1.225 tax credit.

The dividend of € 2.45 will be exclusively paid in cash as of 11th May 2004.

It has also been decided to proceed to a two-for-one split leading to a € 0.50 per share. This will take effect on 15th June 2004.

Furthermore, in the context of our partnership between the Groupe Danone and Yakult, the Administration Council, which also met on 15th April 2004, has decided to proceed with the cooptation of Mr. Hirokatsu Hirano in his capacity as an Administrator of the Company. He will replace Mr. Umberto Agnelli who has resigned from his post as Administrator. The Council warmly thanks Mr. Agnelli for his contribution since 1987.

Paris, 15th April 2004

For further information :

Communication Department : 01 44 35 20 70 / 01 44 35 20 75

GROUPE DANONE : 15, rue du Helder, 75009 Paris - Fax 01 45 63 88 22

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GROUPE DANONE

Date: April 16, 2004	By:	/s/ EMMANUEL FABER

	Name: Title:	Emmanuel Faber Senior Executive Vice-President—Finance, Strategy and Information Systems and Chief Financial Officer